UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

LORDSTOWN MOTORS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38821	82-2533239
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Hallock Young Road

Lordstown, Ohio 44481

(Full mailing address of executive offices)

Melissa Leonard	(216) 548-3549
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which the form is being filed, and provide the period to which this form is being filed:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (“Form SD”) of Lordstown Motors Corp. (“LMC” or the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products where the minerals specified in the Rule are necessary to the functionality or production of those products. Additional information is required where the Company has reason to believe that the minerals originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively, the “Covered Countries”). The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

In accordance with the Rule, the Company evaluated its product and determined that during calendar year 2022 the product it contracted to manufacture may contain tin, tungsten, tantalum and/or gold (“3TG”). As required by the Rule, the Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals by retaining Assent Inc., a third-party service provider, to assist the Company in obtaining and reviewing information related to its supply chain, including responses to a questionnaire adapted from the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template from all the direct suppliers of products that may contain Conflict Minerals. The EICC/GeSI Template is designed to confirm the use of Conflict Minerals in the covered products, to identify the source of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated in the Covered Countries, or from recycled or scrap sources.

Conflict Minerals Disclosure

The Company’s Conflict Minerals Report is filed as an exhibit herewith and is available on the Company’s website at www.lordstownmotorscorp.com under the Governance section.

Item 1.02 Exhibit

Conflict Minerals Report required by Item 1.01 is filed as an exhibit to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lordstown Motors Corp.
(Registrant)

/s/ Melissa Leonard	May 31, 2023
Melissa Leonard	(Date)
Executive Vice President, Secretary and General Counsel